UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: January 2021

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED

(Translation of registrant’s name into English)

c/o Bendon Limited, 8 Airpark Drive, Airport Oaks, Auckland 2022, New Zealand

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

The information set forth under “Other Events” is incorporated herein by reference.

Other Events

Restructuring

On January 21, 2021, Naked Brand Group Limited (the “Company”) announced a planned restructuring in which it would divest its physical retail store business operated by its wholly owned subsidiary Bendon Limited (“Bendon”) in order to focus on its e-commerce business anchored by its wholly owned subsidiary FOH Online Corp. (“FOH Online”).

In connection with the restructuring, on January 21, 2021, the Company entered into a non-binding letter of intent (the “Non-Binding LOI”) with a group composed of entities controlled by Justin Davis-Rice, the Company’s Executive Chairman and Chief Executive Officer, and Anna Johnson, Bendon’s Chief Executive Officer (the “Purchaser”). Under the proposed terms set forth in the Non-Binding LOI:

●	The Purchaser would acquire all of the outstanding shares of Bendon.

●	The Purchaser would assume the existing liabilities of Bendon (other than inter-company liabilities, which will be forgiven), after repayment in full by the Company of Bendon’s senior secured credit facility with the Bank of New Zealand (“BNZ”). The liabilities of Bendon, excluding liabilities of approximately NZ$15 million to BNZ, are estimated to be approximately NZ$33 million.

●	If the Bendon inventory is more than a target amount, the Purchaser would pay a cash adjustment equal to the difference to the Company and, if the Bendon inventory is less than such target amount, the Company would pay a cash adjustment equal to the difference to the Purchaser. The obligation of the Company to pay any such adjustment would be conditioned on the Company’s ability to meet certain capital raising targets.

●	The Company would would have the right to receive a specified percentage of Bendon’s net profits during the three year period commencing on the first day of the second half of fiscal year 2022 and a specified percentage of the net proceeds from any subsequent sale of Bendon prior to the third anniversary of the closing.

●	The Company would provide a five-year subordinated secured loan to the Purchaser. In addition, Bendon or the Purchaser would obtain a senior secured credit facility.

●	FOH Online would enter into a services agreement with Bendon, pursuant to which Bendon will provide various business services to FOH Online, including accounting, product design, logistics and shipping support, distribution support, website maintenance and management, customer service, marketing, advertising and information technology support.

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●	The closing of the transaction would be subject to certain customary conditions precedent, including, without limitation, the Company meeting certain capital raising targets, the BNZ senior secured credit facility having been repaid, the Company receiving an independent expert’s report on the fairness and reasonableness of the transaction and the Company’s shareholders (other than shareholders associated with the Purchaser) approving the transaction.

The Company’s press release announcing the restructuring is attached to this report as Exhibit 99.1 and is incorporated herein by reference.

Risks Associated with the Non-Binding Letter of Intent and the Restructuring

The Non-Binding LOI does not represent a binding obligation of the Purchaser. The parties may not enter into a definitive agreement. Even if the parties do enter into a definitive agreement, the terms may vary from those described in this report. Furthermore, the conditions precedent to the sale of Bendon set forth in the definitive agreement may not be satisfied or waived. Certain of the contemplated conditions precedent may be outside the control of the Company, the Purchaser or both. Accordingly, the Company cannot provide any assurance that the sale of Bendon will be completed on the terms described herein, or at all.

Even if the sale of Bendon were to be completed, the Company’s ability to realize the expected benefits of the transaction would be subject to a number of risks and uncertainties in addition to those set forth in its annual report on Form 20-F for the fiscal year ended January 31 2020, including, without limitation, the following:

●	the Company would be relying on Bendon for the provision of a number of services critical to its operations;

●	the Company might not be successful in recruiting and retaining qualified management, operations, product design, technology and other personnel necessary to execute its business plan;

●	the Company might not be successful in building out its proprietary technology platform on a cost-effective basis, or at all;

●	the costs and expenses of running the FOH Online business on a stand-alone basis might be greater than the Company expects;

●	the Company might be unsuccessful in raising the necessary capital on favorable terms, or at all; and

●	the Company might not be successful in acquiring other e-commerce businesses.

If any of these or other similar events should occur, it could have a material adverse effect on the Company’s results of operations, financial condition and cash flows.

Management Changes

On January 21, 2021, the Company’s board of directors appointed Justin Davis-Rice as the Chief Executive Officer of the Company, replacing Anna Johnson. Ms. Johnson remains the Chief Executive Officer of Bendon.

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Mr. Davis-Rice is also the Executive Chairman of the Company. His biographical information is set forth in the Company’s annual report on Form 20-F for the fiscal year ended January 31, 2020, and such information is incorporated herein by reference. Except for the Non-Binding LOI described above, he is not party to any related party transactions with the Company.

In connection with his appointment, the Company’s board of directors, upon the recommendation of the compensation committee, granted to Mr. Davis-Rice phantom warrants with a strike price equal to $0.37 (the 20-day volume-weighted average price of the ordinary shares). The phantom warrants will vest in three tranches, with the first tranche vesting immediately, the second tranche vesting on July 21, 2021 and the third tranche vesting on January 21, 2022. Each tranche will cover 1.5% of the Company’s outstanding ordinary shares as of the date of vesting and will expire three years after its vesting date. Upon exercise, the Company will net cash settle the phantom warrants. As a result, no ordinary shares will be issued.

Board Changes

On January 18, 2021, the Company’s board of directors appointed Simon Tripp as a director of the Company. Mr. Tripp replaced Paul Hayes, who resigned as a director of the Company on the same day. The resignation was not due to any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

The Company expects that Mr. Tripp will replace Mr. Hayes as a member of the audit, nominating and compensation committees. Mr. Tripp’s appointment was not pursuant to any arrangement or understanding with any other person and he is not party to any related party transactions with the Company.

Use of Proceeds from the Company’s ATM Program

The Company may engage in sales in its at-the-market offering in order to satisfy the capital raising targets set forth in the Non-Binding LOI. In addition, the Company may use a portion of any proceeds raised from the sale of its ordinary shares in its at-the-market offering through Maxim Group LLC for payment of the cash adjustment described above, for repayment of the BNZ credit facility or for strategic acquisitions of synergistic businesses or technologies.

The BNZ credit facility terminates on March 12, 2022. Drawings in New Zealand dollars under the BNZ credit facility bear interest for each interest period at a rate per annum equal to the sum of (i) the New Zealand bank bill reference rate administered by the New Zealand Financial Markets Association, as determined and adjusted in accordance with the Restated Facility Agreement, (ii) a liquidity premium determined by BNZ from time to time and advised to us, (iii) a business basis premium published by BNZ on its website, if the interest period is greater than one month but less than three months, and (iv) 2.00% per annum. Each interest period will be three months, unless otherwise agreed by BNZ. As of the date of this report, the BNZ credit facility has an outstanding principal balance of approximately NZ$15 million and bears interest at 4.27% per annum.

The at-the-market offering is being made pursuant to the Company’s shelf registration statement on Form F-3 (Registration No. 333-249547), which was declared effective by the U.S. Securities Commission on October 26, 2020. The Company filed a prospectus supplement, dated October 26, 2020, with the Securities and Exchange Commission in connection with the at-the-market offering. This report shall not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares in the at-the-market offering, nor shall there be any sale of such ordinary shares in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

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Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts. Such statements may be, but need not be, identified by words such as “may,” “believe,” “anticipate,” “could,” “should,” “intend,” “plan,” “will,” “aim(s),” “ can,” “would,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “ positioned,” “approximately,” “potential,” “goal,” “pro forma,” “strategy,” “outlook” and similar expressions. Examples of forward-looking statements include, among other things, statements regarding continued trading in our securities on Nasdaq, future financial performance, future cost savings, future growth in our business, trends in our industry, product innovation, operational expansion and restructuring initiatives. All such forward-looking statements are based on management’s current beliefs, expectations and assumptions, and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in this communication. Among the key factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements are the following: the risk that our restructuring initiative and our focus on direct-to-consumer channels does not achieve the expected benefits; the impact of COVID-19; our ability to maintain sufficient inventory; the risk that we do not regain, or do not thereafter maintain, compliance with Nasdaq’s continued listing standards; difficulties in maintaining customer, supplier, employee, operational and strategic relationships; the possibility that a robust market for our shares is not maintained; our ability to raise additional financing; our ability to anticipate consumer preferences; and the other risks and uncertainties set forth herein and under “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended January 31, 2020. Further, investors should keep in mind that our revenue and profits can fluctuate materially depending on many factors. Accordingly, our revenue and profits in any particular fiscal period may not be indicative of future results. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required by law.

The information contained in this Form 6-K, including the exhibits hereto, shall be incorporated by reference in the Company’s registration statements on Form F-3 (File Nos. 333-226192, 333-230757, 333-232229, 333-235801, 333-243751, 333-249490 and 333-249547) and the prospectuses included therein.

Exhibits

Exhibit No.	Description

99.1	Press release.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	January 21, 2021

NAKED BRAND GROUP LIMITED

		By:	/s/ Justin Davis-Rice
		Name:	Justin Davis-Rice
		Title:	Executive Chairman